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As filed with the Securities and Exchange Commission on February 12, 2002

Amendment No. 4

to

Schedule TO
Tender Offer Statement
Under Section 14(D)(1) or 13(E)(1) of the Securities Exchange Act of 1934

Matrix Pharmaceutical, Inc.
(Name of Subject Company)

Chiron Corporation and
Manon Acquisition Corp.
A Wholly Owned Subsidiary of
Chiron Corporation
(Name of Filing Persons)

Common Stock,
and the associated Preferred Stock purchase rights
(Title of Class of Securities)

576844104
(CUSIP Number of Class of Securities)

William G. Green, Esq.
Senior Vice President, General Counsel and Secretary
Chiron Corporation
4560 Horton Street
Emeryville, CA 94608
(510) 655-8750
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Alison S. Ressler, Esq.
Sullivan & Cromwell
1888 Century Park East
Los Angeles, California 90067-1725
(310) 712-6600

/ /	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
/x/	third-party tender offer subject to Rule 14d-1.
/ /	issuer tender offer subject to Rule 13e-4.
/ /	going-private transaction subject to Rule 13e-3.
/ /	amendment to Schedule 13D under Rule 13d-2.

        Check the following box if the filing is a final amendment reporting the results of the tender offer:  / /

        This Amendment No. 4 amends and supplements the Tender Offer Statement on Schedule TO, dated January 14, 2002 (the "Schedule TO"), relating to the commencement by Manon Acquisition Corp. ("Merger Sub"), a wholly owned subsidiary of Chiron Corporation, a Delaware corporation ("Parent"), of its offer to purchase all of the outstanding shares of common stock, par value $0.01 per share (the "Common Stock"), of Matrix Pharmaceutical, Inc., a Delaware corporation (the "Company"), together with the associated rights to purchase Preferred Stock (the "Rights") issued pursuant to the Rights Agreement, dated as of May 18, 1995, as amended (the "Rights Agreement"), between the Company and EquiServe Trust Company, N.A. (the Common Stock and the Rights together being referred to herein as the "Shares") at a price of $2.21 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 14, 2002 (the "Offer to Purchase"), a copy of which was attached to the Schedule TO as Exhibit (a)(1), and in the related Letter of Transmittal, a copy of which was attached to the Schedule TO as Exhibit (a)(2).

Items 1-11.

        Item 11 of the Schedule TO is hereby amended and supplemented to add the following information:

        Pursuant to the Agreement and Plan of Merger, dated as of February 6, 2002, by and among the Company, Merger Sub and Parent (the "Merger Agreement"), Merger Sub is extending the expiration of the Offer. In accordance with the provisions of the Agreement and Plan of Merger, dated as of January 6, 2002, among Parent, Merger Sub, and the Company requiring the Offer to be extended in the event Matrix has not completed the sale of certain assets, the Offer is now extended to 5:00 p.m., New York City time, on Tuesday, February 19, 2002. The Offer commenced on January 14, 2002, and was initially scheduled to expire at 12:00 midnight, New York City time, on Monday, February 11, 2002. All references to "12:00 midnight, New York City time, on Monday, February 11, 2002" as the "Expiration Date," or time of expiration of the Offer, are hereby amended to refer to "5:00 p.m., New York City time, on Tuesday, February 19, 2002."

        As of 5:00 p.m., New York City time, on February 11, 2002, 22,118,410 Shares (including guaranteed deliveries) were validly tendered and not withdrawn, representing approximately 81% of the outstanding Shares.

        On February 11, 2002, Parent and the Company issued a press release announcing the extension of the expiration of the Offer until 5:00 p.m., New York City time, on Tuesday, February 19, 2002. The press release is contained in Exhibit (a)(11) hereto, and the information set forth in the press release is incorporated herein by reference.

Item 12. Exhibits.

        Item 12 is hereby amended to add the following:

(a)(11)	Text of Joint Press Release issued by Chiron Corporation and Matrix Pharmaceutical, Inc. dated February 11, 2002.
(a)(12)	Question and Answer Communication distributed to Company employees.

Item 13. Information Required by Schedule 13e-3.

        Not applicable.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2002
MANON ACQUISITION CORP.
	By:	/s/ WILLIAM G. GREEN
		Name:	William G. Green
		Title:	Vice President and Secretary
CHIRON CORPORATION
	By:	/s/ WILLIAM G. GREEN
		Name:	William G. Green
		Title:	Senior Vice President, Secretary and General Counsel

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  Items 1-11.
  Item 12. Exhibits.
  Item 13. Information Required by Schedule 13e-3.
SIGNATURE